EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

						Quarter ended
(in thousands, except ratios)	Fiscal Year Ended December 31,					April 4,
	2004	2005	2006	2007	2008	2009
		(Restated)

Earnings:
Earnings (loss) from continuing operations Before income taxes	($16,643)	($14,394)	($27,674)	($22,889)	($18,858)	($1,608)
Add:
Fixed Charges	211	801	2,579	2,780	3,178	787

Total earnings (loss)	($16,432)	($13,593)	($25,095)	($20,109)	($15,680)	($821)

Fixed Charges:
Interest expense	$102	$661	$2,394	$2,542	$2,923	$724
Estimated rent interest expense	109	140	185	238	255	63

Total Fixed Charges	$211	$801	$2,579	$2,780	$3,178	$787

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	($16,643)	($14,394)	($27,674)	($22,889)	($18,858)	($1,608)